Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were made by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on March 12, 2026:

The following transcript was made available for a speech given by Asheesh Birla at the Wave of Innovation Ltd XRP Australia conference on March 12, 2026:

I am Asheesh Birla. I think I've already been intro'd, but I am the CEO of Evernorth. I'll tell you more about Evernorth today. I'm also going to tell you a little bit about why I'm so excited about this moment in blockchain.

So before we start XRP as the North Star. You might have known the name of the company is Evernorth. There's definitely some relationship there. This summer, we raised over a billion dollars. A lot of high-profile investors, including Ripple, SBI, Pantera, Arrington. All about this concept of bringing a vehicle to get XRP exposure public on the markets. Making it really easy just to go into your brokerage account and get access to XRP. All the great things you guys already knew about. Let's make it available to the rest of the world. We'll be trading under the ticker symbol XRPN.

Why did I have N at the end of it? Because I'm on the NASDAQ and there are four letters, so I couldn't do XRP. But I'm excited about it. Stay tuned. We'll have some more indication on the exact date, but we're looking at sometime early summer.

So what's the big deal? Why am I so excited about this moment in time in blockchain? Well, a quick history lesson here is…In the history of financial markets, what has to happen is that technology gets introduced. In our case here, we're talking about blockchain. Regulation stabilizes. And then third, capital comes into the market. That's the sequencing, and we've seen this happen again and again. Who remembers the days of, you saw those pictures of people trading on Wall Street, trading with paper on the floor? That was pre-electronic trading. And what's interesting here is that in 1990, they started introducing electronic trading. But what happened is the market exploded.

Now it's 90-some percent electronic, but more people in the world got access to electronic trading. You could go onto your computer and get access and trade via something called E-Trade. That revolutionized the market. And what changed? Well, I talked about technology. You talk about the regulation, and then capital followed. And you see that happen again and again, similar with the FX markets. FX markets, the world became global. The world started opening up. Companies started trading in the world, regulations stabilized, infrastructure matured. The FX market, 7.5 trillion today. A lot of that, I think, is going to come onto the blockchain, which is really interesting.

So where are we with digital assets? Why does this all matter? Well, with digital assets, the technology has been amazing. It's been around 24/7. Blockchains can do tremendous things. Well, what was missing is the regulatory side of things. And to date, so this is changing, limited institutional capital. And that is now changing. And again, those same three things, technology, regulation, and capital flows.

So now the time is changing now. We're seeing some of that regulation come to fruition. This is the stablecoin growth. I want you to look at after the Genius Act passed. The trajectory and growth in stable coins. And so that's that higher on to the right. You're 40% increase in capitalization of stable coins since regulation came. Technology has been there for a long time. Regulation had to happen. Real world assets. You know, on a tear, this is a multi-trillion dollar market. We are so early, but again, we're waiting for the regulation. But folks are starting to move things on chain. This is super exciting. This was nothing just a couple of years ago.

Just a blip, and you see that growth. That's super exciting to bring these markets on chain. We talked about it in the last session, $1 billion flowing. Some use ETFs as a proxy for institutional interest. That is incredible. Even as the markets have been a little weathered over the last, just like the Aussie weather, flows are still pretty positive with the ETFs around XRP.

XRP Ledger is on a tear in terms of like DEX transaction growth. And one theory that I have is that the more tokenization that comes on chain, the better liquidity on chain as well. So DEX growth, now, is million transactions. And then, of course, we're talking about the regulation. Brad talked a little bit about the Clarity Act, the Genius Act already in past. That's the missing pillar for large scale movement of financial tokenization on the blockchain as well.

And this is something that we've said over the years is that we're not disruptors in the traditional sense, we're bridge builders. And the XRP ledger, companies like Evernorth, bridging traditional capital and bringing that on chain. That is where the market is headed. That is what we need for markets to scale, that last missing piece of financial institutional capital.

And a little bit about Evernorth as a platform. Investors gain regulated access. A lot of folks can't hold direct, a lot of institutions can't hold crypto directly. This is regulated access. Active treasury management, we're going to be putting that XRP to work after we are closed and merged. And then I'm really excited about building that yield strategy on chain. You heard about DeFi. Bringing that on chain is super exciting to me. Helps grow the XRP ecosystem. And then lastly, the right kind of risk controls. Building out a team that knows how to use blockchain, but also knows the traditional markets, super important.

So our mission is really to accelerate XRP's institutional adoption. Again, making it easier for capital to come on, but also making sure it's compliant. And we are the only scaled vehicle out there for XRP digital assets at treasury management. So over a billion, no one's close. You need scale. You need compliance. The timing is right for a vehicle like Evernorth. So one thing that has not scaled is DeFi transactions. So why haven't they scaled? And I'll tell you one reason is that the product wasn't there yet.

And why wasn't the product there yet? Because if you wanted to get yield on-chain, you had to trust some nebulous, opaque system that wrote a smart contract and also told you what the risk was. That's not how the real world works. Why vaults are the next big thing in DeFi is because it separates those roles out into two actors, the smart contract developer and the risk manager. So you know exactly the kind of risk that you're getting into with each vault. And why is that important? Because this chart did not look good. All right, so why is that important is because traditionally, DeFi has not really grown. DeFi is sort of stuck in neutral. It peaked, went through a trough, and it peaked. It is not growing.

What is growing? Vaults. And why are vaults growing? It's because this is how traditional finance works, just more efficient on-chain. You've got an asset manager that sets the risk. You've got a smart contract developer. Let the developers do what the developers do. Let the asset managers do what asset managers do.

I'm super bullish on this technology. We'll be leveraging that as it comes to fruition on XRP. So that's it for me. So why am I super excited here? Technology has sparked a shift. But you need more than technology to make this technology work. You need the kind of regulation, and that's stabilizing. That's accelerating growth. The timing is right for institutional capital. We have seen capital start coming on blockchain in droves. And I believe that it's only going to accelerate after the next act, the market structure bill comes to fruition. And this is how financial modernization works. That same thing again and again in history. You've got the technology, you've got the regulation, and you've got the capital.

Well, that's it for me. Thank you. I will see the rest of you guys later on today.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.